John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

August 15, 2014

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

On May 30, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 70 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 71 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolios to the Trust – the REMS Real Estate Value-Opportunity Fund (the “Fund”).

On July 7, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General:

1.	Comment: Please provide the Tandy representation on the Registrant’s response letter to these comments.

Response: Registrant has provided the Tandy representation below.

2.	Comment: Please update the Registrant’s EDGAR series and class identifiers to reflect the ticker symbols of the Fund.

Response: The Trust has updated the series and class identifiers as you have suggested.

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

Prospectus:

Fund Summary – Investment Objective

3.	Comment: Consider removing the second portion of the Fund’s investment objective and making it a part of a separate sentence, i.e., remove the text following “current income.”

Response:      Registrant will consider removing the text following the words “current income” in a future update to its registration statement. The rationale for postponing this change is because the Fund is a predecessor fund to a fund that is currently part of another registered investment company and which shareholders, at a meeting scheduled for July 29, 2014, are approving a plan to reorganize their fund into the Fund and the proxy statement soliciting their vote indicates that the Fund will have an identical investment objective to their fund.

Fund Summary – Fees and Expenses

4.	Comment: The strategy section indicates that short-selling is a principal strategy. Please confirm that expenses of securities sold short are reflected in “other expenses.”

Response:      The Trust confirms that expenses of securities sold short will be included in the “other expenses” line item of the fee table if incurred. For the fiscal year ended 2013, the Fund did not sell any securities short.

5.	Comment: Since the fee waiver did not reduce the Fund’s expenses, please remove the footnote that discusses the fee waiver.

Response: The Trust has revised the disclosure as you have suggested.

6.	Comment: Please add a line item for “acquired fund fees and expenses” should the Fund have more than 1 basis points represented such expenses.

Response: The Trust has confirmed that the Fund will not require a line item for “acquired fund fees and expenses” as they represent less than 1 basis point of expenses.

Fund Summary – Principal Investment Strategies

7.	Comment: In the first paragraph, please expand the disclosure to explain what is meant by “Yield-Advantaged strategy.”

Response: The Trust has revised the disclosure as you have requested.

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

8.	Comment: Please define what is included in “other real estate related investments.”

Response: The Adviser has determined to remove this language from the prospectus.

9.	Comment: Please consider using another word for “diversified” since the Fund is not diversified for 1940 Act purposes.

Response: The Trust has revised the disclosure as you have suggested.

Fund Summary – Principal Investment Risks

10.
Comment:      The disclosure on REIT risk is insufficient. Please summarize in this section the principal risks of investing in REITs. For example, please disclose that to the extent the Fund invests in foreign or domestic REITs, most of its distributions will be taxable as ordinary income (to the extent that they come from mortgage interest and rents), rather than qualifying for the lower rate on qualified dividends. Thus, an investment in the Fund may not be suitable for taxable entities (although we note that this Fund is intended for institutional investors).

Response: The Trust has revised the disclosure as you have suggested.

11.	Comment: Please expand the risk on short sales to disclose that losses are unlimited and to disclose the fees associated with selling short.

Response: The Trust has revised the disclosure as you have suggested.

Performance Information

12.
Comment:      The paragraphs before the performance presentation indicated that the Fund was reorganized from another mutual fund in January of 2014. Please update to the date the reorganization is now scheduled for.

Response: The Trust has revised the disclosure as you have suggested.

How to Buy Shares / General

13.
Comment:     The second sentence in this section states that “[a]n order to purchase Shares is not binding on, and may be rejected by, the Fund until it has been confirmed in writing by the Fund and payment has been received.” Please clarify that the purchase must be effected at the net asset value per share next calculated after the order was received.

Response: The Trust has revised the disclosure as you have suggested.

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

Frequent Trading

14.
Comment:      In the fourth paragraph under this section, please mention in the last sentence beginning with “Accordingly, the ability of the Fund to monitor ...” the requirements of Rule 22c-2(a)(2) regarding shareholder information agreements as investors should be informed that their taxpayer IDs and a record of their transactions may be turned over to the Fund by their broker upon request from the Fund.

Response: The Trust has revised the disclosure as you have suggested.

For More Information About the Fund

15.	Comment: Please disclose whether the Fund makes available its annual or semi-annual reports on its website. If it does not, please disclose the reasons why.

Response: The Trust has revised the disclosure as you have suggested.

Statement of Additional Information

Strategies and Risks

16.	Comment: The second paragraph in this section uses the word “diversified.” Please consider using another term as the Fund is not diversified for purposes of the 1940 Act.

Response: The Trust has revised the disclosure as you have suggested.

Investment Restrictions

17.	Comment: Please disclose the Fund’s policy on concentration.

Response: The Trust clarified the disclosure on the Fund’s policy on concentration.

18.
Comment:     Investment restriction #1 on the issuance of senior securities is not appropriately described for an open-end fund such as the Fund. Under Section 18(f)(1), the only senior securities, as defined in Section 18(g), that an open-end fund may enter into are bank borrowings with 300% asset coverage. Please revise this policy to apply to an open-end fund.

Response: The Trust has added clarifying language with regard to the policy on senior securities.

19.
Comment:     Regarding investment restriction #2 on lending, there has been no mention of the Fund’s lending its portfolio securities in this registration statement. Please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” (pub. avail. Jan. 29, 1972). Please also disclose, where appropriate, that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1). (It may be clarified that the collateral that the fund receives may be included in calculating the fund’s total assets in determining whether the fund has loaned more than one-third of its assets.) See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. November 25, 1997). Please explain to us the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the fund will receive all of the income on the collateral invested by the fund.

Response:     At the time, the Adviser does not expect that the Fund will engage in securities lending. Should the Fund engage in securities lending in the future, it will add the required disclosure to its statement of additional information.

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively